September 6, 2018

Kevin Booth
President and Chief Executive Officer
Tenaya Group Inc.
8583 Skyline Drive
Los Angeles, CA 90046

       Re: Tenaya Group Inc.
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed August 13, 2018
           File No. 333-225261

Dear Mr. Booth:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2018 letter.

Amendment No. 2 to Form S-1 filed August 13, 2018

The Company does not have sufficient funds to meet its requirements for the next 12 months, page 4

1. We note your response to our prior comment 4 and reissue in part. Please provide an estimate here of the amount of money needed to accomplish your goals over the next 12 months.
 Kevin Booth
Tenaya Group Inc.
September 6, 2018
Page 2
Market for Common Equity and Related Stockholder Matters, page 10

2. We note your response to our prior comment 9 and reissue in part. Consistent with your response and your disclosure on page 12, please revise the disclosure here to reflect that you have 46 shareholders and not 44.
Business Strategy, page 11

3. We note your response to our prior comment 7 and reissue in part. Please briefly provide some background as to your planned projects, "Wolves of Weed" and "Weed Court", as well as the timing and costs involved in commencing and completing such productions.
Plan of Distribution, page 25

4. We note your response to our prior comment 15 and reissue in part. Since the common stock being registered in this offering is for a fixed price of $0.05 per share, please delete the language that selling shareholders may sell "at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed." Also, please delete the quoted language on page 2 that selling shareholders will sell at a fixed price of $0.05 per share "until the prices of our common stock are quoted on the OTC Pink and thereafter at prevailing market prices or privately negotiated prices."
Unaudited Financial Statements, page F-1

5. Please update your financial statements for the most recent interim period completed in accordance with Rule 8-08 of Regulation S-X.
       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Anne Parker at 202-551-3611 with any other questions.



                                                               Sincerely,
FirstName LastNameKevin Booth
                                                               Division of
Corporation Finance
Comapany NameTenaya Group Inc.
                                                               Office of
Transportation and Leisure
September 6, 2018 Page 2
cc:       Elaine A. Dowling, Esq.
FirstName LastName